The Lincoln National Life Insurance Company
Accelerated Death Benefits Rider for Chronic Illness and Terminal Illness
[(Lincoln Survivorship LifeAssure® Accelerated Benefits Rider)]

THE BENEFITS PAID UNDER THIS RIDER ARE INTENDED TO BE TREATED AS ACCELERATED DEATH BENEFITS UNDER SECTION 101(g)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”). THE COMPANY CONSIDERS THE BENEFITS PAID UNDER THIS RIDER TO BE ELIGIBLE FOR EXCLUSION FROM INCOME UNDER SECTION 101(a) OF THE CODE TO THE EXTENT THAT ALL APPLICABLE QUALIFICATION REQUIREMENTS UNDER THE CODE ARE MET (AND, FOR ANY CHRONIC ILLNESS BENEFIT PAYMENTS, THAT SUCH PAYMENTS DO NOT EXCEED THE PER DIEM LIMIT AS PRESCRIBED BY LAW). IF CHRONIC ILLNESS BENEFITS ARE PAID IN EXCESS OF THE APPLICABLE PER DIEM LIMIT, OR IF BENEFITS ARE PAID AND ALL APPLICABLE QUALIFICATION REQUIREMENTS ARE NOT MET, THE BENEFITS MAY CONSTITUTE TAXABLE INCOME TO THE RECIPIENT.  THIS RIDER IS NOT INTENDED TO BE A QUALIFIED LONG-TERM CARE INSURANCE CONTRACT UNDER SECTION 7702B(b) OF THE CODE.  THE TAX TREATMENT OF THE ACCELERATED DEATH BENEFITS MAY CHANGE, AND YOU SHOULD ALWAYS CONSULT AND RELY ON THE ADVICE OF A QUALIFIED TAX ADVISOR.
This Rider is a part of the Policy (the “Policy”) to which it is attached.  The effective date of this Rider is the Policy Date.  Except as provided below, this Rider is subject to the terms and conditions of the Policy.
This Rider will remain In Force for the duration of the Policy to which it is attached, subject to this Rider's "Termination" provision below.
Benefits under this Rider will only be paid if the Eligible Insured experiences a Qualifying Event(s) and all of the terms and conditions of this Rider have been met. If this Rider is attached to a joint last survivor life insurance policy, benefits will only be paid if the Surviving Insured experiences a Qualifying Event(s) and is also a Covered Insured. Please see the Covered Insured(s) and Eligible Insured definitions below.
This Rider uses terms found in the Policy.  Those terms have the same meaning as in the Policy unless we have indicated a change.  The Rider also contains terms that are not used in the Policy.  Such terms may be defined within the sentences where they appear or may be found in the “Definitions” section of this Rider.
The Specified Amount, Accumulation Value, and Surrender Value will be reduced if you receive accelerated death benefit payment(s) under this Rider as explained in the “Impact of Rider Benefits on Policy” section of the Policy Specifications.  Monthly Deductions will continue.  An administrative fee will be deducted from each accelerated death benefit payment under this Rider.
Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy’s Cost of Insurance.  As a result, the Cost of Insurance and premiums necessary to keep the Policy In Force will change.
The payment of a Chronic Illness benefit may result in taxable income.
If the Policy’s Specified Amount and the Remaining Benefit Amount are reduced to zero, both this Rider and the Policy will terminate in accordance with this Rider’s “Termination” provision.

Table of Contents
Provision Page
Definitions 2
What This Rider Provides 5
Qualifying Events and Your Benefit Payment Options 5
Actuarial Discount Factors 6
Conditions for Eligibility for Benefit Payments 7
Benefit Periods for Chronic Illness Benefit Payments 7
Reduction in Benefit Payment Due to Debt 7
Impact of Acceleration on Other Riders and Endorsements on the Policy8
Impact of Acceleration on Policy 8
General Provisions9
Definitions
Activities of Daily Living (“ADLs”)   The 6 basic functional abilities which measure the Eligible Insured’s ability for self-care and ability to live independently without Substantial Assistance from another individual.  They are:
1.	Bathing – The Eligible Insured’s ability to wash himself or herself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.
2.
Continence – The Eligible Insured’s ability to maintain control of bowel or bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

3.	Dressing – The Eligible Insured’s ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
4.	Eating – The Eligible Insured’s ability to feed himself or herself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.
5.	Toileting – The Eligible Insured’s ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
6.	Transferring – The Eligible Insured’s ability to move into or out of a bed, chair or wheelchair.
Benefit Period   A period of time beginning on the Monthly Anniversary Day after all Conditions for Eligibility for Benefit Payments are satisfied. The Benefit Period is shown in the Policy Specifications. A new Benefit Period will begin no earlier than the end of the current Benefit Period.
Chronic Illness Lump Sum Benefit Amount   If elected, the single amount payable to you as a Chronic Illness benefit in a Benefit Period. This lump sum amount will vary based on the Written Certification period (that is the length of time the Eligible Insured is certified as Chronically Ill) and the payment amount you request, and will not be greater than the Maximum Chronic Illness Lump Sum Benefit Amount as defined in the Policy Specifications.
Chronic Illness Monthly Benefit Amount   If elected, the amount payable to you as a Chronic Illness benefit on a monthly basis. This monthly amount will vary by the number of days in each month and is subject to the Maximum Chronic Illness Monthly Benefit Amount and the Minimum Chronic Illness Monthly Benefit Amount.
Covered Insured(s)   The person(s) who are insured under this Rider. The Covered Insured(s) are listed on the Policy Specifications.
Eligible Insured   The Covered Insured who has experienced a Qualifying Event. This Rider will have no more than one Eligible Insured. If this Rider is attached to a joint last survivor life insurance policy, a Covered Insured must be the Surviving Insured in order to be the Eligible Insured.

Immediate Family   Immediate Family means a person who is related to the Eligible Insured or Owner in any of the following ways: spouse, parent (includes step-parent), grandparent, brother or sister (includes stepbrother or stepsister), brother-in-law, sister-in-law, son-in-law, daughter-in-law, mother-in-law, father-in-law, child (includes legally-adopted or stepchild), grandchild or other such immediate familial relationship as recognized by the state of issue or federal statute.  In this Rider, a spouse means the legally married spouse, or partner in a civil union, domestic partnership, or common law marriage as recognized by the state of issue.
Licensed Health Care Practitioner   A Physician, a registered professional nurse, licensed social worker, or other individual whom the United States Secretary of Treasury may prescribe by regulation.  The Licensed Health Care Practitioner (a) must be acting within the scope of his or her license in the state of licensure when providing Written Certification required by this Rider; (b) may not be you, the Eligible Insured, or your or the Eligible Insured’s Immediate Family; and (c) must be licensed in the United States.
Lifetime Maximum Limit   An amount used when determining this Rider’s Original Benefit Amount.  The Lifetime Maximum Limit is shown in the Policy Specifications.  The actual accelerated death benefit payment amount received will be less than the Lifetime Maximum Limit due to actuarial discount factors, Rider Administrative Fee(s), and repayment of Debt, if any.
Maximum Chronic Illness Lump Sum Benefit Amount   The maximum single amount that you are eligible to receive, if Written Certification is for a period equal to the Benefit Period, as shown in the Policy Specifications.
Maximum Chronic Illness Lump Sum Adjusted Benefit Amount   If the period certified in the Written Certification is equal to the Benefit Period, this amount will equal to the Maximum Chronic Illness Lump Sum Benefit Amount. For any Written Certification with a period less than the Benefit Period, this amount will be adjusted as defined in the Policy Specifications.
Maximum Chronic Illness Monthly Benefit Amount   The maximum amount that you are eligible to receive on a monthly basis, as defined in the Policy Specifications. The amount will vary monthly, based on the number of days in each month.
Maximum Statutory Adjustable Policy Loan Interest Rate   This maximum rate is determined as follows:
The rate will not be more than the higher of the following:
1.	The published monthly average (defined below) for the calendar month ending two (2) months before the date on which the rate is determined; or
2.	The rate used to compute the Policy’s Fixed Account plus one (1) percent.
The published monthly average referred to above is defined as:
1.	Moody's Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc., or any successor thereto; or
2.
In the event that Moody's Corporate Bond Yield Average - Monthly Average Corporates is no longer published, a substantially similar average, established by regulation, or other method, issued by the Insurance Department of the state or other jurisdiction where the Policy is delivered.

Minimum Chronic Illness Lump Sum Benefit Amount   The minimum single amount that you are eligible to receive in a Benefit Period, as described in the Policy Specifications.
Minimum Chronic Illness Monthly Benefit Amount   The minimum amount that you are eligible to receive on a monthly basis as shown in the Policy Specifications.

Original Benefit Amount   The maximum amount you are eligible to accelerate under this Rider (see the Remaining Benefit Amount definition below).  The actual accelerated death benefit payment amount received will be less than the Original Benefit Amount due to actuarial discount factors, Rider Administrative Fee(s), and repayment of Debt, if any.
Depending on which Qualifying Event occurs first and how you elect to receive payment(s), the Original Benefit Amount will be the lesser of 1. or 2. below:
1.	The Policy’s Specified Amount after a change to Death Benefit Option I depending on the Qualifying Event below:
a.	For Chronic Illness as determined on the next Monthly Anniversary Day after all Conditions for Eligibility for Benefit Payments have been satisfied; or
b.	For Terminal Illness as determined on the next Monthly Anniversary Day after all Conditions for Eligibility for Benefit Payments have been satisfied; or
2.	The Lifetime Maximum Limit shown in the Policy Specifications.
Per Diem Limit   The maximum daily benefit established annually by the Internal Revenue Service on January 1st. We will use the Per Diem Limit in effect at the beginning of each Benefit Period for the entire Benefit Period.
Physician   An individual as defined in Section 1861(r)(1) of the Social Security Act.  The Physician (a) must be acting within the scope of his or her license in the state of licensure when providing Written Certification required by this Rider; (b) may not be you, the Eligible Insured, or your or the Eligible Insured’s Immediate Family; and (c) must be licensed in the United States.
Qualifying Event   This Rider includes the following Qualifying Events:
1.	Chronically Ill (Chronic Illness): The Eligible Insured has been certified, within the preceding twelve (12) months, by a Licensed Health Care Practitioner in a Written Certification as either:
a.
Being unable to perform (without Substantial Assistance from another individual) at least two (2) Activities of Daily Living for a period of at least ninety (90) days due to a loss of functional capacity; or

b.	Requiring Substantial Supervision from another individual to protect the Eligible Insured from threats to health and safety due to Severe Cognitive Impairment.
2.
Terminally Ill (Terminal Illness): The Eligible Insured has been certified by a Physician, in a Written Certification, that in the Physician’s opinion the Eligible Insured has an illness or physical condition which has reduced the Eligible Insured’s life expectancy to twelve (12) months or less.

Remaining Benefit Amount   The Remaining Benefit Amount is equal to the Original Benefit Amount adjusted by:
1.	subtracting the amount of all Chronic Illness Monthly Benefit Amounts paid divided by the applicable Chronic Illness actuarial discount factor for each payment;
2.	subtracting the amount of all Chronic Illness Lump Sum benefits paid divided by the applicable Chronic Illness actuarial discount factor for each payment;
3.	subtracting any Terminal Illness benefit paid divided by the applicable Terminal Illness actuarial discount factor.
Scheduled Remaining Benefit Amount   The Remaining Benefit Amount minus any future amounts scheduled to be accelerated that you have satisfied the Conditions for Eligibility for Benefit Payments.
Severe Cognitive Impairment   Deterioration or loss in the Eligible Insured’s intellectual capacity that is:
1.	comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia; and
2.	measured and confirmed by clinical evidence and standardized tests that reliably measure impairment in the following areas:
a.	the Eligible Insured’s short-term or long-term memory;
b.	the Eligible Insured’s orientation as to person (such as who they are), place (such as their location), and time (such as day, month, and year); and
c.	the Eligible Insured’s deductive or abstract reasoning, including judgment as it relates to safety awareness.

Substantial Assistance   Hands-on assistance or the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the Eligible Insured while the Eligible Insured is performing the Activities of Daily Living.
Substantial Supervision   Continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Eligible Insured from threats to his or her health or safety (such as may result from wandering) due to Severe Cognitive Impairment.
Written Certification   A written form stating that the Eligible Insured has experienced a Qualifying Event as follows:
1.
For Chronic Illness, a certification completed by a Licensed Health Care Practitioner certifying that the Eligible Insured is a Chronically Ill individual as defined above and specifying the number of months that the Eligible Insured is expected to remain Chronically Ill, up to a maximum of twelve (12) months for each certification.  A Written Certification must be completed, at your or the Eligible Insured’s expense, by a Licensed Health Care Practitioner, independent of us.  We must receive and approve a Written Certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met.

2.
For Terminal Illness, a certification completed by a Physician, at your or the Eligible Insured’s expense, certifying that the Eligible Insured is Terminally Ill as defined above and containing evidence of the Eligible Insured's medical condition.

What This Rider Provides
This Rider provides for the acceleration of up to 100% of the Original Benefit Amount, as defined above, upon occurrence of a Qualifying Event provided all of the terms and conditions of this Rider have been met.  There are two Qualifying Events, defined above: (1) Chronic Illness; or (2) Terminal Illness.
The first benefit payment in a Benefit Period is payable no later than the first Monthly Anniversary Day following the date we have approved all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.  Any subsequent benefit payments in a Benefit Period will be payable on Monthly Anniversary Days for the duration of the certification period.  Furthermore, we do not require proof of incurred expenses for you to receive benefits under this Rider.  This Rider’s benefits will be paid to you or your estate while the Eligible Insured is living, unless the benefit has been otherwise assigned or designated by you.  This Rider’s benefits will only be paid by check or other method made available by us.  Any benefit requested during the Policy’s contestable period is subject to the Policy’s “Incontestability” provision.
Concurrent with your Request to accelerate the death benefit, you and any Irrevocable Beneficiary will be given a statement demonstrating the effect of the acceleration of death benefits on the Accumulation Value, Specified Amount, premium, Surrender Value, Cost of Insurance charges, and loans. You will be given an additional statement with each benefit payment demonstrating the effect of the acceleration of death benefits on the above noted values.
Qualifying Events and Your Benefit Payment Options
(1)	For Chronic Illness
You may submit a Request to receive Chronic Illness benefit payments as either: (a) a Lump Sum benefit amount; or (b) Monthly Benefit Amounts.  Prior to the start of a Benefit Period, you may request either a Chronic Illness Lump Sum benefit payment or Chronic Illness Monthly benefit payments, but you cannot receive both a lump sum and monthly payments during the same Benefit Period. We must receive and approve a Written Certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met. The amount accelerated will not be allowed to exceed the Scheduled Remaining Benefit Amount.
(a)	Lump Sum
Each Chronic Illness Lump Sum benefit payment will be subject to a minimum and maximum amount, as defined above and shown in the Policy Specifications. By electing a Chronic Illness Lump Sum benefit payment that is less than the maximum amount you are eligible for, the remaining eligible amount will no longer be available for payment in the current Benefit Period. This will also slow the reduction in the Remaining Benefit Amount. Before making such a decision, you should consider that the Eligible Insured may or may not re-qualify for future benefits.
The amount accelerated will be greater than the Chronic Illness benefit payment and will be determined by dividing the benefit payment, subject to the minimum and maximum defined above and shown in the Policy Specifications, by the applicable Chronic Illness actuarial discount factor (as described in the “Actuarial Discount Factors” provision).

(b)	Monthly Benefit Amount
You may submit a Request for Chronic Illness benefits to be paid in Monthly Benefit Amounts, each equal to or greater than the Minimum Chronic Illness Monthly Benefit Amount that is shown in the Policy Specifications. We will pay Monthly Benefit Amounts up to but not exceeding the Maximum Chronic Illness Monthly Benefit Amount, as shown in the Policy Specifications.
The amount accelerated will be greater than the Chronic Illness benefit payment and will be determined by dividing the benefit payment by the applicable Chronic Illness actuarial discount factor (as described in the “Actuarial Discount Factors” provision below).
Chronic Illness Monthly Benefit Amounts will end upon the earliest of the following:
(1)	the Benefit Period has ended;
(2)	The date we receive your Request to discontinue payments;
(3)	the Remaining Benefit Amount is reduced to zero; or
(4)	this Rider terminates.
You may request to discontinue scheduled Chronic Illness Monthly Benefit Amount payments at any time during a Benefit Period.
In the event you submit a Request for us to discontinue Chronic Illness Monthly Benefit Amount payments and then, at a later date, you submit a Request to begin a new Benefit Period, we will allow you to do so provided all of the Conditions for Eligibility for Benefit Payments are met and the new Benefit Period does not overlap with the Benefit Period in which payments were discontinued.
(2)	For Terminal Illness
You may submit a Request for a Terminal Illness benefit payment subject to the Maximum Terminal Illness Benefit Payment shown in the Policy Specifications.
NOTE: The Terminal Illness benefit will only be paid once per Policy and will be paid as a lump sum.  If you submit a Request for less than the maximum benefit, the remainder will not be available at a later date.
The amount accelerated will be greater than the Terminal Illness benefit payment and will be determined by dividing the requested benefit payment by the applicable Terminal Illness actuarial discount factor (as described in the “Actuarial Discount Factors” provision).  The amount accelerated will not be allowed to exceed the Scheduled Remaining Benefit Amount.
Subject to meeting all Conditions for Eligibility for Benefit Payments, you may Request to receive accelerated death benefits under multiple Qualifying Events as follows:
1.
A Chronic Illness benefit (Lump Sum or Monthly) and then at a later date submit a new Request to receive the Terminal Illness benefit. In the same Policy Month, you may receive both a Chronic Illness benefit and the Terminal Illness benefit; or

2.	The Terminal Illness benefit and then at a later date submit a new Request to receive a Chronic Illness benefit.
Actuarial Discount Factors
A Chronic Illness actuarial discount factor will be applied to each Chronic Illness benefit amount accelerated and a Terminal Illness actuarial discount factor will be applied to the Terminal Illness benefit amount accelerated.  Actuarial discount factors reflect the early payment of benefits available under the Policy.  The actuarial discount factor used will be based on a mortality assumption and an interest rate which has been declared by us in effect on the date the benefit payment is determined.  The maximum interest rate used shall not exceed the greater of:
1.	the current yield on ninety (90) day treasury bills available on the date the benefit payment is determined; or
2.	the current Maximum Statutory Adjustable Policy Loan Interest Rate in effect on the date the benefit payment is determined.

Conditions for Eligibility for Benefit Payments
You are eligible to receive an accelerated death benefit payment if the Policy and this Rider are In Force when all of the following requirements are met:
1.	Our receipt and approval of the following documentation provided by you:
a.	Written Certification of either:
i.	The Eligible Insured’s Chronic Illness; or
ii.	The Eligible Insured’s Terminal Illness.
b.	Our receipt of consent to make such payment, by Notice, of any assignee of record named under the Policy or any Irrevocable Beneficiary named under the Policy.
2.
We complete, at our discretion and expense, a personal interview with, and an assessment of, the Eligible Insured, including examination or tests by a Licensed Health Care Practitioner of our choice for the Chronic Illness Qualifying Event or by a Physician of our choice for the Terminal Illness Qualifying Event; and our receipt of copies of any relevant medical records from any health care provider involved in the Eligible Insured’s care.  If there is a difference in opinion between the Eligible Insured's Licensed Health Care Practitioner/Physician and our Licensed Health Care Practitioner/Physician, we will require that a third opinion be obtained from a Licensed Health Care Practitioner/Physician acceptable to us and you.  This opinion will be at our expense and will be mutually binding;

3.	The Eligible Insured is living at the time all of the above requirements are met; and
4.	If this Rider is attached to a joint last survivor life insurance policy, you or someone on your behalf must provide us with Notice of Due Proof of Death of the first Insured to die.
Payment of any accelerated death benefit is beginning on the next Monthly Anniversary day after the Conditions for Eligibility for Benefit Payments are satisfied.
Benefit Periods for Chronic Illness Benefit Payments
Any Chronic Illness benefit payment will be paid to you at the start of a Benefit Period, which is no later than the first Monthly Anniversary Day following the date all Conditions for Eligibility for Benefit Payments have been satisfied.
We will not automatically send documentation to you for Written Certification to begin a new Benefit Period.  A new Benefit Period may be requested during a current Benefit Period.  However, a new Benefit Period will begin no earlier than the end of the current Benefit Period.
A new Benefit Period will begin provided the following requirements are met:
1.	this Rider is In Force;
2.	you submit a Request for a Chronic Illness benefit payment; and
3.	all Conditions for Eligibility for Benefit Payments are satisfied.
Reduction in Benefit Payment Due to Debt
Any benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy.  The portion to be repaid will be as described in the “Reduction in Benefit Payment Due to Debt” section of the Policy Specifications.

Impact of Acceleration on Other Riders and Endorsements on the Policy
If any of the following Riders or Endorsements are attached to your Policy, this Rider (Accelerated Death Benefits Rider for Chronic Illness and Terminal Illness) may have an impact on any benefits provided under such Rider or Endorsement.
Children’s Term Insurance Rider: If this Rider and the Policy terminate due to item d. of this Rider’s “Termination” provision, the Children’s Term Insurance Rider’s benefit will become paid-up term insurance as described in the Rider’s “Non-forfeiture Values” provision.
Lincoln Business Exec Enhanced Surrender Value Rider: Once payment of an accelerated death benefit under this Rider begins, the Lincoln Business Exec Enhanced Surrender Value Rider will terminate.
Lincoln Individual Exec Enhanced Surrender Value Rider: Once payment of an accelerated death benefit under this Rider begins, the Lincoln Individual Exec Enhanced Surrender Value Rider will terminate.
Overloan Protection Endorsement: The activation of the Overloan Protection Feature will be considered a Request to terminate this Rider.
Waiver of Monthly Deduction Benefit Rider: If the Eligible Insured is on Total Disability as provided and defined under any Waiver of Monthly Deduction Benefit Rider, we will continue to waive the monthly deductions falling due under the Policy once payment of an accelerated death benefit begins under this Rider subject to the Eligible Insured’s continued Total Disability.
Impact of Acceleration on Policy
Policy and Rider Values   Benefit payments under this Rider will reduce certain Policy and Rider values by multiplying such values by a Reduction Ratio. Please refer to the “Impact of Benefit Payments on Policy and Rider Values” and “Reduction Ratio” sections of the Policy Specifications. Reductions in the Specified Amount may reduce the Policy’s Specified Amount below the Minimum Specified Amount shown in the Policy Specifications.
Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy’s Cost of Insurance.  As a result, the Cost of Insurance and any premiums necessary to keep the Policy In Force will change.
Change in Death Benefit Option and Restrictions on Policy Changes   If a Death Benefit Option other than Death Benefit Option I is in effect, the Death Benefit Option will be changed to Death Benefit Option I prior to the first benefit payment.  No further Death Benefit Option changes are permitted.
Once acceleration under this Rider has started, and while this Rider is In Force, you cannot change the Specified Amount and you cannot change the Eligible Insured’s Premium Class.
Payment of Premiums   You must continue to pay any premiums necessary to keep the Policy In Force as described in the Policy or in any applicable Riders attached to the Policy.
Partial Surrenders (“Withdrawals”)   You cannot take a partial surrender in the same Policy Month that you receive an accelerated death benefit payment.
Loans   Upon the first acceleration, if there is an existing Participating Loan on your Policy, the loan will be converted to a Fixed Loan as described in the Policy.  Any limitation on the timing of converting the loan option will not apply.
You cannot take a loan in the same Policy Month that you receive an accelerated death benefit payment.
Any loan taken after you have received an accelerated death benefit payment under this Rider, and while this Rider is In Force, will be a Fixed Loan.
Payment of Death Benefit Proceeds   If the death of the Eligible Insured occurs after you have submitted a Request to receive accelerated death benefits but before any such benefits are received, the Request shall be cancelled and the Death Benefit Proceeds will be paid pursuant to the Policy and this Rider’s “Termination” provision item e.
If the death of the Eligible Insured occurs while benefits are being received under this Rider, we will pay the Death Benefit Proceeds, which may be less than the Remaining Benefit Amount, and the Death Benefit Proceeds will be reduced by any decrease in the Remaining Benefit Amount after the date of the Eligible Insured’s death.

General Provisions
Benefit Report   We will send you a report with each accelerated death benefit payment you receive showing the change in current values under your Policy.
Rider Administrative Fee   An administrative fee will be deducted from the first Chronic Illness accelerated death benefit payment in each Benefit Period and any Terminal Illness accelerated death benefit payment under this Rider.  The Administrative Fee is shown in the Policy Specifications.
Exclusions   This Rider does not provide an accelerated death benefit for any Qualifying Event resulting from intentionally self-inflicted injury or attempted suicide, while sane or insane.
Prohibited Claimants   Accelerated death benefits provided through the use of this Rider are made available to you on a voluntary basis. The use of this Rider is not meant to cause you to involuntarily access proceeds. Therefore, you are not eligible for benefits under this Rider if:
1.	You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
2.	You are required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.
Reinstatement   If you have not yet received an accelerated death benefit under this Rider, and the Policy is terminated and reinstated, you may reinstate this Rider as part of your Policy.  Such reinstatement will be subject to Evidence of Insurability and all other terms and conditions of the Policy.
If any accelerated death benefits have been received under this Rider, this Rider may not be reinstated.
Termination   This Rider and all rights provided under it will terminate upon the earliest of the following:
a.	The Policy terminates or is surrendered for its Cash Surrender Value;
b.	The date we receive your Request to terminate this Rider;
c.	The Remaining Benefit Amount is reduced to zero;
d.	The Policy’s Specified Amount and the Remaining Benefit Amount are reduced to zero, which will cause the termination of both this Rider and the Policy; or
e.	The death of the Eligible Insured which will cause the Death Benefit Proceeds to become payable under the Policy.

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[President]